UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tallgrass Energy, LP
(Name of Issuer)

Class A Shares Representing Limited Partner Interests
(Title of Class of Securities)

874696107
(CUSIP Number)

Celine Loh	Toh Tze Meng
GIC Private Limited	GIC Private Limited
168 Robinson Road	168 Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 874696107	Page 2 of 13 Pages
1	NAMES OF REPORTING PERSONS
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107	Page 3 of 13 Pages
1	NAMES OF REPORTING PERSONS
GIC SPECIAL INVESTMENTS PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107	Page 4 of 13 Pages
1	NAMES OF REPORTING PERSONS
JASMINE VENTURES PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107	Page 5 of 13 Pages
Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Class A Shares representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 14, 2019 (the “Original 13D”), as amended by Amendment No. 1 filed on May 13, 2019, Amendment No. 2 filed on August 28, 2019 and Amendment No. 3 filed on September 26, 2019  (collectively, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a-c, f) of the Original Schedule 13D is hereby amended and restated as follows:

(a-c,f) This Schedule 13D is filed by GIC Private Limited (“GIC”), GIC Special Investments Pte. Ltd. (“GIC SI”), and Jasmine Ventures Pte. Ltd. (referred to as “Jasmine” or “GIC Investor” and, together with GIC and GIC SI, the “Reporting Persons” and each, a “Reporting Person”).  GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves.  GIC is a private company limited by shares organized under the laws of the Republic of Singapore.  GIC SI is a wholly owned subsidiary of GIC and is the private equity investment arm of GIC.  GIC SI is a private company limited by shares organized under the laws of the Republic of Singapore.  Jasmine is an investment holding company organized under the laws of the Republic of Singapore. The principal business address for the Reporting Persons is 168, Robinson Road, #37-01 Capital Tower, Singapore 068912.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Senior Minister & Coordinating Minister for National Security	Singapore Citizen

Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Senior Minister & Coordinating Minister for Social Policies	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #10-01 The Treasury Singapore 179434	Special Advisor to Ministry of Trade & Industry	Singapore Citizen

Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister and Minister for Finance	Singapore Citizen

Lawrence Wong	5 Maxwell Road #21-00 & #22-00 Tower Block, MND Complex Singapore 069110	Minister for National Development and Second Minister for Finance	Singapore Citizen

SCHEDULE 13D

CUSIP No.: 874696107	Page 6 of 13 Pages
Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen

Chew Choon Seng	c/o 168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Chairman, Singapore Exchange Ltd	Singapore Citizen

Hsieh Fu Hua	National University of Singapore University Hall Lee Kong Chian Wing, UHL #06-01 21 Lower Kent Ridge Road Singapore 119077	Secretariat of the Board of Trustees	Singapore Citizen

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen

S. Dhanabalan	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Member, Council of Presidential Advisers	Singapore Citizen

Koh Boon Hwee	c/o 03-13 Orchard Parade Hotel 1 Tanglin Road Singapore 247905	Chairman, Far East Orchard Limited	Singapore Citizen

Dr Tony Tan Keng Yam	168 Robinson Road #37-01 Capital Tower Singapore 068912	Special Advisor, GIC	Singapore Citizen

Seck Wai Kwong	10 Marina Boulevard, #32-01 Marina Bay Financial Centre Tower 2 Singapore 018983	Chief Executive Officer, Asia Pacific Eastspring Investments (Singapore) Limited	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

SCHEDULE 13D

CUSIP No.: 874696107	Page 7 of 13 Pages
The following are each of the executive officers and directors of GIC SI and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

Chan Hoe Yin	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director, Investment Services Private Markets & Finance, GIC	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Deanna Ong Aun Nee	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief People Officer (HR), GIC	Singapore Citizen

The following are each of the executive officers and directors of Jasmine and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Ankur Meattle	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director of Jasmine	Singapore Citizen

Ashok Samuel	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director of Jasmine	Singapore Citizen

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

Pursuant to the Merger Agreement (the “Merger Agreement”), dated December 16, 2019, by and among Prairie Private Acquiror LP, a Delaware limited partnership and an affiliate of Blackstone (“Buyer”), Prairie Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Buyer (“Buyer Sub”), the Issuer and TGE GP, Buyer will merge with and into the Issuer (the “Merger”), with the Issuer surviving the merger and owned, directly or indirectly, by certain of the Separately Reporting Persons (as defined in Item 5 of the Original Schedule 13D), certain of their affiliates and co-investors, and Jasmine or its affiliates. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The Merger Consideration (as defined below) will be funded by a combination of debt and equity capital arranged by Blackstone.

SCHEDULE 13D

CUSIP No.: 874696107	Page 8 of 13 Pages
Concurrently with the execution of the Merger Agreement, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (collectively, the “Financing Banks”) issued (i) a debt commitment letter (the “Debt Commitment Letter”), which was accepted by Buyer, pursuant to which the Financing Banks agreed to arrange and underwrite debt financing in an aggregate amount of up to $575 million pursuant to a senior unsecured bridge loan facility to fund a portion of the Merger Consideration pursuant to the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter and (ii) a debt commitment letter (the “Alternative Debt Commitment Letter”), which was accepted by Buyer, pursuant to which the Financing Banks agreed to arrange and underwrite a debt financing in an aggregate amount of up to $575 million pursuant to a term loan facility to fund a portion of the Merger Consideration pursuant to the Merger Agreement, subject to various customary terms and conditions contained in the Alternative Debt Commitment Letter. The terms of the Debt Commitment Letter and the Alternative Debt Commitment Letter are subject in all respect to a side letter agreement (the “Side Letter”) between the Financing Banks and the Buyer, which provides, among other things, for the ability of the Buyer to elect to pursue the financing contemplated under the Debt Commitment Letter or the Alternative Debt Commitment Letter, but not both.

Concurrently with the execution of the Merger Agreement, Buyer entered into an Equity Commitment Letter (the “Equity Commitment Letter”), dated December 16, 2019, with Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine, Enagas Holding USA, S.L.U., Enagas U.S.A. LLC and L5 Investment Holdings LP (collectively, the “Equity Commitment Sponsors”), pursuant to which the Equity Commitment Sponsors have agreed to purchase, or cause the purchase of, the equity of Buyer, for an aggregate amount in cash up to $2,924,430,224.83, representing the aggregate amount of equity capital to be contributed directly or indirectly to Buyer solely for the purpose of allowing Buyer to fund a portion of the Merger Consideration pursuant to the Merger Agreement.

The foregoing descriptions of the Debt Commitment Letter, the Alternative Debt Commitment Letter, the Side Letter and the Equity Commitment Letter do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

Merger Agreement

Pursuant to the Merger Agreement, Buyer will merge with and into the Issuer, with the Issuer surviving the Merger and owned directly or indirectly by certain of the Separately Reporting Persons, certain of their affiliates and co-investors, and Jasmine or its affiliates.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Class A Share as of immediately prior to the Effective Time (other than Class A Shares and Class B Shares held immediately prior to the Effective Time by Class A Acquiror, the Up-C Acquirors and the Prairie Secondary Acquirors or their respective permitted transferees under the Equityholders Agreement (the “Sponsor Shares”)) will convert into the right to receive $22.45 per Class A Share in cash without any interest thereon (the “Merger Consideration”). The Sponsor Shares and TE Units issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger and will be unchanged and remain outstanding, and no consideration will be delivered in respect thereof. Class A Shares, Class B Shares and TE Units that constitute Retained Interests (as defined in Item 6 of the Original Schedule 13D) shall remain subject to the terms of the Management Side Letters (as defined in Item 6 of the Original Schedule 13D).

The Conflicts Committee has recommended the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Issuer’s shareholders but may, pursuant to the Merger Agreement, subject to certain conditions, change its recommendation if the Conflicts Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to effect such a change in recommendation would be inconsistent with its duties under applicable law, as modified by the TGE LP Agreement.

SCHEDULE 13D

CUSIP No.: 874696107	Page 9 of 13 Pages
The Merger Agreement contains customary representations and warranties from the parties to the Merger Agreement, and each such party has agreed to customary covenants, including, among others, (i) with respect to the Issuer, covenants relating to the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use commercially reasonable efforts to cause the Merger to be consummated.

The Issuer has agreed in the Merger Agreement to not pay any distributions with respect to its Class A Shares and to not permit Tallgrass Equity, LLC (“TE”) to pay any distributions on its TE Units during the pendency of the Merger, in each case, without the prior written consent of the Buyer. In the event the Merger Agreement is terminated in accordance with its terms, the Issuer will promptly distribute all amounts held by TE to the holders of TE Units that the Board determines would have otherwise been distributed to holders of TE Units if not for the restrictions on distributions set forth in the Merger Agreement, and following such distribution will distribute all amounts received by the Issuer pursuant to such distribution to the holders of Class A Shares as of a record date determined by the Board.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) approval of the Merger Agreement by holders of a majority of the outstanding Class A Shares and Class B Shares in the Issuer, voting together as a single class (“Issuer Shareholder Approval”); (ii) there being no law, injunction, judgment or ruling prohibiting consummation of the transactions contemplated under the Merger Agreement or making the consummation of the transactions contemplated thereby illegal; (iii) subject to specified materiality standards, the accuracy of certain representations and warranties of the parties as of the date of execution of the Merger Agreement and as of the closing date; and (iv) compliance by the parties in all material respects with their covenants and obligations under the Merger Agreement.

The Merger Agreement provides for certain termination rights for both Buyer and the Issuer, including: (i) by the mutual written consent of the Issuer and Buyer; (ii) by either the Issuer (duly authorized by the Conflicts Committee) or Buyer, if (A) the Merger is prohibited by certain final and non-appealable legal restraints; (B) the Merger has not been consummated on or before July 16, 2020 (the “Outside Date”); or (C) the Issuer Shareholder Approval is not obtained; (iii) by Buyer, if (A) the Conflicts Committee makes an adverse change to its recommendation in favor of approving the Merger Agreement and the Merger or (B) under certain conditions, there has been a breach by the Issuer or TGE GP of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement that is not cured or capable of being cured within the earlier of 30 days of written notice of such breach or the Outside Date; (iv) by the Issuer, if (A) under certain conditions, there has been a breach by Buyer or Buyer Sub of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement or the Support Agreement (as defined below) that is not cured or capable of being cured within the earlier of 30 days of written notice of such breach or the Outside Date; or (B) under certain conditions, TGE GP has confirmed by irrevocable written notice to Buyer that certain closing conditions are satisfied and will remain satisfied, each of the Issuer and TGE GP is ready, willing and able to consummate the Merger, and Buyer fails to consummate the transactions contemplated by the Merger Agreement within 5 business days of such notice.

The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, the Issuer will be obligated to cause TE to pay Buyer a termination fee equal to $70,000,000, and that upon termination of the Merger Agreement under certain other circumstances, Buyer will be obligated to pay the Issuer a termination fee equal to $105,000,000.  Additionally, the Merger Agreement provides that the parties to the Merger Agreement shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the provisions of the Merger Agreement, including causing Buyer to fund its equity financing commitment under certain circumstances.

The Issuer has agreed to hold a special meeting of its shareholders to obtain the Issuer Shareholder Approval. If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately held company owned directly or indirectly by certain of the Separately Reporting Persons, certain of their affiliates and co-investors, and Jasmine or its affiliate and will no longer be listed on the New York Stock Exchange.

SCHEDULE 13D

CUSIP No.: 874696107	Page 10 of 13 Pages
The parties anticipate that the Merger will close in the second quarter of 2020, pending the satisfaction of certain customary conditions thereto.

Support Agreement

Concurrently with the execution of the Merger Agreement, Class A Acquiror, the Up-C Acquirors, the Prairie Secondary Acquirors (collectively, the “Prairie Sponsors”) and the Issuer have entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, the Prairie Sponsors have agreed to vote all their Class A Shares and Class B Shares in the Issuer (i) in favor of the Merger, the adoption of the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (ii) against (A) any alternative proposal and (B) any other action that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger Agreement or any of the transactions contemplated thereby, including the Merger, or the matters contemplated by the Support Agreement. The Support Agreement will terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties to the Support Agreement to terminate the Support Agreement.

Limited Guaranty

Concurrently with the execution of the Merger Agreement, Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine, Enagas Holding USA, S.L.U., Enagas U.S.A. LLC and L5 Investment Holdings LP (each, a “Guarantor” and collectively, the “Guarantors”) entered into a limited guaranty (the “Limited Guaranty”) with the Issuer, pursuant to which each Guarantor irrevocably and unconditionally guaranteed to the Issuer, on the terms and subject to the conditions set forth therein, the due and punctual payment of such Guarantor’s percentage as set forth on Schedule A to the Limited Guaranty (its “Maximum Guarantor Percentage”) when due of the payment obligations of Buyer to the Issuer with respect to the Buyer Termination Fee (as defined in the Merger Agreement) and accrued interest thereon, if any, pursuant to Section 8.2(c) of the Merger Agreement (the “Obligations”). Each Guarantor’s liability for any amount that becomes payable under the Limited Guaranty may not exceed such Guarantor’s Maximum Guarantor Percentage of such amount, and each Guarantor’s aggregate liability under the Limited Guaranty will not exceed an amount equal to its Maximum Guarantor Percentage of $105 million.

The Limited Guaranty will terminate as of the earliest of (i) the consummation of the closing of the transactions contemplated by the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms under circumstances in which the Buyer would not be obligated to pay the Buyer Termination Fee, (iii) (A) the six-month anniversary of any termination of the Merger Agreement in accordance with its terms under circumstances in which the Buyer would be obligated to pay the Buyer Termination Fee if the Issuer has not presented a claim for payment of any Obligations to the Buyer or any Guarantor by such six-month anniversary or, if the Issuer has made a claim under this Limited Guaranty prior to such date, (B) the earliest of (1) a final, non-appealable order by any governmental authority resolving such claim determining that the Buyer does not have any liability to the Issuer that gives rise to the Obligations, (2) payment of the amounts due and owing in respect of the Obligations as determined in a final, non-appealable order by any governmental authority resolving such claim and (3) a written agreement among the Guarantors and the Issuer terminating the obligations of the Guarantors pursuant to the Limited Guaranty and (iv) payment of the Obligations.

The foregoing descriptions of the Merger Agreement, the Support Agreement and the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

SCHEDULE 13D

CUSIP No.: 874696107	Page 11 of 13 Pages
Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (as defined in Item 6 of the Original Schedule 13D).

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Class A Acquiror directly holds 21,751,018 Class A Shares.

Up-C Acquiror 1 directly holds 92,778,793 Class B Shares and a corresponding number of TE Units, and Up-C Acquiror 2 directly holds 7,876,328 Class B Shares and a corresponding number of TE Units.

Secondary Acquiror 1 directly holds 773,510 Class A Shares, and Secondary Acquiror 2 directly holds 1,127,935 Class A Shares.

Jasmine has limited partnership interests in a partnership that indirectly wholly-owns all of the limited partnership interests in the Class A Acquiror and has limited partnership interests in Secondary Acquiror I (defined in Item 6 of the Original Schedule 13D) and, as described further in Item 6 of this Schedule 13D, has certain rights with respect to the Class A Shares held by the Acquirors and the Prairie Secondary Acquirors (defined in Item 6 below). Jasmine is controlled and managed by GIC SI, which is a wholly owned subsidiary of GIC. In such capacities, each of GIC SI and GIC shares with Jasmine the power to vote and dispose of the Class A Shares deemed to be beneficially owned by Jasmine.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

By virtue of the Equityholders Agreement (defined in Item 6 of the Original Schedule 13D), the Reporting Persons, The Blackstone Group L.P. and certain of its affiliates, including Blackstone Infrastructure Associates L.P. (“Blackstone Infrastructure”), the Acquirors, and the Prairie Secondary Acquirors, to the extent they beneficially own Class A Shares, (collectively, “Blackstone”), and Enagas Holding USA, S.L.U. and certain of its affiliates (“Enagas”), may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act (collectively, Blackstone and Enagas are referred to as the “Separately Reporting Persons”). However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons, or any of the Separately Reporting Persons are members of any such group. Each of the Separately Reporting Persons has separately made a Schedule 13D filing reporting the Class A Shares they may be deemed to beneficially own. Collectively, the Reporting Persons and the Separately Reporting Persons beneficially own an aggregate of 124,307,584 Class A Shares, representing approximately 44.42% of the outstanding Class A Shares. Each Reporting Person disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by the Separately Reporting Persons.

Item 5(c) of the Schedule 13D is hereby amended by inserting the following information at the end of Item 5(c):

(c) Except as set forth in this Amendment No. 4, none of the Reporting Persons and, to the best of their knowledge, none of the executive officers or directors of the Reporting Persons, has effected any transactions in the Class A Shares during the past 60 days.

SCHEDULE 13D

CUSIP No.: 874696107	Page 12 of 13 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 6:

Assignment between Up-C Acquiror 1 and Up-C Acquiror 2

On October 1, 2019, Up-C Acquiror 1 distributed to an affiliate of Blackstone Infrastructure beneficial ownership of 5,575,045 Class B Shares and 5,575,045 TE Units, and a portion of its member interest in GP Acquiror, and such affiliate transferred such Class B Shares, TE Units and member interest to Up-C Acquiror 2 in exchange for approximately $98.8 million and the assumption of approximately $50.3 million of debt.

The information provided or incorporated by reference in each of Item 3 and Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit	Description

14
Debt Commitment Letter, dated December 16, 2019, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (incorporated by reference to Exhibit 15 to Amendment No. 6 to the Schedule 13D filed by Blackstone Holdings III L.P. on December 18, 2019).

15
Alternative Debt Commitment Letter, dated December 16, 2019, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (incorporated by reference to Exhibit 16 to Amendment No. 6 to the Schedule 13D filed by Blackstone Holdings III L.P. on December 18, 2019).

16
Side Letter, dated December 16, 2019, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (incorporated by reference to Exhibit 17 to Amendment No. 6 to the Schedule 13D filed by Blackstone Holdings III L.P. on December 18, 2019).

17
Equity Commitment Letter, dated December 16, 2019, by and among Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine Ventures Pte. Ltd., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC, L5 Investment Holdings LP and Prairie Private Acquiror LP (incorporated by reference to Exhibit 18 to Amendment No. 6 to the Schedule 13D filed by Blackstone Holdings III L.P. on December 18, 2019).

18
Agreement and Plan of Merger, dated December 16, 2019, by and among Prairie Private Acquiror LP, Prairie Merger Sub LLC, Tallgrass Energy, LP and Tallgrass Energy GP, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tallgrass Energy, LP on December 17, 2019).

19
Support Agreement, dated December 16, 2019, by and among Tallgrass Energy, LP, Prairie Non-ECI Acquiror LP, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP, Prairie Secondary Acquiror L.P. and Prairie Secondary Acquiror E L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Tallgrass Energy, LP on December 17, 2019).

20
Limited Guaranty, dated December 16, 2019, by and among Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine Ventures Pte. Ltd., Enagas Holding USA, S.L.U. and L5 Investment Holdings LP and Tallgrass Energy, LP (incorporated by reference to Exhibit 21 to Amendment No. 6 to the Schedule 13D filed by Blackstone Holdings III L.P. on December 18, 2019).

SCHEDULE 13D

CUSIP No.: 874696107	Page 13 of 13 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh
Name:	Celine Loh
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

JASMINE VENTURES PTE. LTD.

By:	/s/ Ashok Samuel
Name:	Ashok Samuel
Title:	Senior Vice President

December 18, 2019